(An Exploration Stage Company)

Condensed Interim Consolidated Financial Statements

March 31, 2021

(Unaudited - in U.S. Dollars)

Notice to Reader:

The Company's independent auditor has not reviewed these condensed interim consolidated financial statements. These statements have been prepared by and are the responsibility of the Company's management. This notice is being provided under National Instrument 51-102 - Continuous Disclosure Obligations.

Quaterra Resources Inc.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited-in thousands of U.S. Dollars)

	Note	March 31, 2021	December 31, 2020
Assets
Current assets:
Cash		$1,384	$701
Other receivables		2	3
Marketable securities	3	512	641
Prepaid and deposit		5	5
		1,903	1,350

Non-current assets:
Mineral properties	4	27,288	28,236
Reclamation bonds		34	34
		27,322	28,270
Total Assets		$29,225	$29,620

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$115	$222
Non-current liability
Derivative liabilities	5	70	51
		70	51
Total Liabilities		185	273

Shareholders' Equity
Share capital		101,779	101,553
Contributed surplus		19,305	19,406
Deficit		(92,044)	(91,612)
		29,040	29,347
Total Liabilities and Shareholders' Equity		$29,225	$29,620

See the accompanying notes to the condensed interim consolidated financial statements.

Approved on behalf of the Board of Directors on May 6, 2021:

/s/ “Thomas Patton”	/s/“Terrence Eyton”
Director	Director

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Quaterra Resources Inc.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Unaudited- In thousands of U.S. Dollars, except for shares and per share amounts)

		Three months ended March 31,
	Note	2021	2020
General administrative expenses
General office		$13	$9
Investor relations and corporate development		15	17
Professional fees		6	10
Rent		8	29
Salaries and benefits		206	204
Transfer agent and regulatory		27	21
Travel		-	13
		(275)	(303)

Fair value (loss) gain on derivative liabilities	5	(19)	52
Foreign exchange gain (loss)		3	(2)
General exploration		(12)	-
Unrealized (loss) gain on marketable securities	3	(129)	68
Interest expense and other		-	(16)
Share-based compensation		-	(4)
		(157)	98
Loss and comprehensive loss for the period		$(432)	$(205)
Loss per share - basic and diluted		$(0.00)	$(0.00)
Weighted average number of common shares outstanding		219,337,611	217,618,907

See the accompanying notes to the condensed interim consolidated financial statements.

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Quaterra Resources Inc.
Condensed Interim Consolidated Statements of Cash Flow
(Unaudited- In thousands of U.S. Dollars)

	Three months ended March 31,
	2021	2020
Operating activities
Net loss for the period	$(432)	$(205)
Items not involving cash:
Fair value (gain) loss on derivative liabilities	19	(52)
Interest and convertible accretion	-	32
Unrealized (gain) loss on marketable securities	129	(68)
Share-based compensation	-	4
	(284)	(289)
Changes in non-cash working capital
Other receivable	1	(1)
Accounts payable and accrued liabilities	(81)	(17)
	(364)	(307)
Financing activities
Shares issued for cash	125	19
	125	19
Investing activities
Expenditures on mineral properties	(78)	(112)
Net proceeds from water rights sale	1,000	-
	922	(112)

Increase (decrease) in cash and cash equivalents	683	(400)

Cash and cash equivalents, beginning of period	701	1,812

Cash and cash equivalents, end of period	$1,384	$1,412

Supplemental cash flow information
Exploration expenditures included in accounts payable	$15	$41

See the accompanying notes to the condensed interim consolidated financial statements.

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Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - In thousands of U.S. Dollars, except for shares)

	Number of shares	Share capital	Contributed surplus	Deficit	Total Equity
Balance, December 31, 2019	217,215,610	$101,424	$19,212	$(90,629)	$30,007
Shares issued for stock options exercised	500,000	35	(16)	-	19
Share-based compensation	-	-	4	-	4
Net loss for the period	-	-	-	(205)	(205)
Balance, March 31, 2020	217,715,610	$101,459	$19,200	$(90,834)	$29,825

Balance, December 31, 2020	218,715,610	$101,553	$19,406	$(91,612)	$29,347
Shares issued for stock options exercised	2,310,000	226	(101)	-	125
Net loss for the period	-	-	-	(432)	(432)
Balance, March 31, 2021	221,025,610	$101,779	$19,305	$(92,044)	$29,040

See the accompanying notes to the condensed interim consolidated financial statements.

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Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2021
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

  NATURE OF OPERATIONS AND LIQUIDITY RISK

Quaterra Resources Inc. (together with its subsidiaries, "Quaterra" or the "Company") is a copper exploration company working on its mineral properties located in Nevada and Alaska, United States. The Company is incorporated in British Columbia, Canada. Its head office is located at 1100 - 1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5. The Company's common shares are listed on the TSX Venture Exchange ("TSXV") under the symbol "QTA" and trade on the OTCQB Market under the symbol "QTRRF."

The Company acquires its mineral properties through option or lease agreements and capitalizes all acquisition, exploration and evaluation costs related to the properties. The underlying value of the amounts recorded as mineral properties does not reflect current or future values. The Company's continued existence depends on the economic recoverability of mineral reserves and its ability to acquire new properties and obtain funding to complete exploration activities.

These condensed interim consolidated financial statements are prepared on a going concern basis, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. As of March 31, 2021, the Company had a working capital of $1,788,000. Along with the proceeds from its ongoing water rights sale (note 4), the Company believes that it has sufficient funds to sustain its operations for at least the next 12 months.

  BASIS OF PRESENTATION AND ACCOUNTING POLICY CHANGE

  Statement of compliance

These condensed interim consolidated financial statements have been prepared under International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. The Company's significant accounting policies and critical accounting estimates applied in these financial statements are consistent with those described in Note 2 of the Company's audited consolidated financial statements for the year ended December 31, 2020.

  Accounting estimates and judgments

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies, reported amounts and disclosures. Actual results could differ from those estimates. Differences may be material.

Judgment is required in assessing whether certain factors would be considered an indicator of impairment. Both internal and external information is considered to determine whether there is an indicator of impairment present and, accordingly, whether impairment testing is required.

  MARKETABLE SECURITIES

The Company holds 1,942,795 common shares of Grande Portage Resources Ltd. with a market value of $512,000 (December 31, 2020 - $641,000). During the three months ended March 31, 2021, a $129,000 loss (March 31, 2020 - $68,000 gain) was recognized in the condensed interim consolidated statements of loss and comprehensive loss.

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Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2021
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

  MINERAL PROPERTIES

The Company owns a 100% interest in the MacArthur and Yerington properties. It has an option to earn a 100% interest in the Bear, Wassuk, and Butte Valley properties in Nevada and a 90% interest in the Groundhog property in Alaska.

On February 24, 2021, the Company announced a purchase and sale agreement to sell certain primary groundwater rights to Desert Pearl Farms LLC, a Yerington-based company involved in agriculture, for $2,910,000. $1,000,000 was received on March 5, 2021, and the balance of $1,910,000 will be received upon closing, expected in August 2021. The proceeds were recognized as a reduction in the carrying value of the Yerington property when received.

As of March 31, 2021, total mineral property maintenance and exploration costs are listed in the table below:

(In thousands of U.S. Dollars)	MacArthur	Yerington	Bear	Wassuk	Groundhog	Butte Valley	Total
Balance, December 31, 2020	18,828	3,569	1,460	1,470	2,522	387	28,236
Property maintenance	-	-	1	-	-	-	1
Geological & mapping	2	-	-	-	-	-	2
Environmental	-	29	-	-	-	-	29
Field support & Other	-	3	-	-	7	-	10
Technical study	10	-	-	-	-	-	10
	12	32	1	-	7	-	52
Proceeds from water rights sale	-	(1,000)	-	-	-	-	(1,000)
Balance, March 31, 2021	18,840	2,601	1,461	1,470	2,529	387	27,288

a) Bear Deposit, Nevada

The Company has five option agreements, entered from March 2013 to May 2015, to acquire a 100% interest in private land in Yerington, Nevada, known as the Bear deposit. Under the terms of these option agreements, as amended, the Company is required to make approximately $5,478,290 in cash payments over 15 years ($4,837,290 paid) to maintain the exclusive right to purchase the land, mineral rights and certain water rights and to conduct mineral exploration on these properties.

Outstanding payments due under the five option agreements by year are as follows:

  $193,000 due in 2021 ($1,000 paid);
  $193,000 due 2022;
  $201,000 due in 2023;
  $51,000 due in 2024; and
  $1,000 each due in 2025 to 2028.

b) Wassuk, Nevada

The Company has an option, as further amended, to earn a 100% interest in certain unpatented mining claims in Lyon County, Nevada, over ten years and is required to make $1,405,000 in cash payments ($1,155,000 paid) and incur a work commitment of $50,000 (nil incurred) by August 1, 2021. The final option payment of $250,000 is due by August 1, 2021.

The property is subject to a 3% NSR royalty upon commencing commercial production, which can be reduced to a 2% NSR royalty in consideration of $1,500,000.

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Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2021
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

c) Groundhog, Alaska

On April 25, 2017, the Company announced it signed a five-year lease agreement, extended, with Chuchuna Minerals Company ("Chuchuna") to earn a 90% interest in the Groundhog copper prospect, located 200 miles southwest of Anchorage, Alaska.

During the three months ended March 31, 2021, the lease agreement was further extended from six to seven years, providing the Company more time to make the required exploration expenditures and lump sum payment. To earn the 90% interest, the Company must fund a total of $5,000,000 ($2,529,000 funded) of exploration expenditure and make a lump sum payment to Chuchuna of $3,000,000 by the end of April 20, 2024. The Company can terminate the agreement at its discretion.

The Company had met the annual work commitments up to year-end 2020 and is required to spend a minimum of $160,000 in 2021.

d) Butte Valley, Nevada

On August 22, 2019, the Company entered into an option agreement with North Exploration, LLC, to earn a 100% interest in 600 unpatented mining claims in White Pine County, Nevada, for $600,000 over five years. North Exploration will retain a 2.5% NSR, of which 1% can be purchased for $1,000,000. A further 0.5% NSR can be purchased within the first ten years for $5,000,000.

On December 3, 2019, the Company entered another option agreement with Nevada Select Royalty, Inc., to purchase a 100% interest in 78 unpatented claims associated with the Butte Valley project for $250,000 over five years. Nevada Select Royalty will retain a 2% NSR, of which 1% can be purchased by Quaterra for $10,000,000.

Aggregate payments to maintaining the two option agreements by year are as follows:

  $20,000 due 2019 (paid);
  $80,000 due in 2020 (paid);
  $100,000 due in 2021;
  $150,000 due in 2022; and
  $250,000 each due in 2023 and 2024.
  DERIVATIVE LIABILITIES

The Company has certain warrants exercisable in a different currency from the Company's functional currency. These warrants are classified as derivative liabilities carried at fair value and revalued at each reporting date.

As of March 31, 2021, the derivative liabilities were related to 1,769,230 warrants with CAD exercise prices. They were revalued using the weighted average assumptions: volatility of 104%, the expected term of 1.5 years, a discount rate of 0.30% and a dividend yield of 0%.

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Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2021
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

  SHARE-BASED COMPENSATION

a) Stock options

The Company has a stock option plan under which it is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

	March 31, 2021		December 31, 2019
		Weighted Average	Number of	Weighted Average
	Number of	Exercise Price	Options	Exercise Price
	Options	(CAD)		(CAD)
Outstanding, beginning of period	14,690,000	0.07	14,495,000	0.08
Granted	-	-	3,175,000	0.080
Expired	-	-	(2,480,000)	(0.13)
Exercised	(2,310,000)	(0.065)	(500,000)	(0.065)
Outstanding, end of period	12,380,000	0.07	14,690,000	0.07
Exercisable, end of period	12,180,000	0.07	14,490,000	0.07

The following table summarizes information about stock options outstanding by expiry dates with an exercise price in Canadian dollars:

	Exercise Price	Number of Options Outstanding
Expiry Date	(CAD)	March 31, 2021	December 31, 2020
April 14, 2021	0.065	1,515,000	2,795,000
June 23, 2022	0.095	2,700,000	2,900,000
September 20, 2023	0.06	2,040,000	2,370,000
June 21, 2024	0.065	2,650,000	2,950,000
August 8, 2024	0.06	500,000	500,000
June 20, 2025	0.08	2,975,000	3,175,000
		12,380,000	14,690,000

After quarter-end, 1,140,000 stock options were exercised at CAD 0.065 for total proceeds of CAD 74,100, and 375,000 options were expired unexercised.

b) Share purchase warrants

The Company has the following warrants outstanding:

Expiry date	Exercise price		March 31, 2021	December 31, 2020
August 28, 2022		$0.05	11,000,000	11,000,000
August 28, 2022	CAD	0.065	1,000,000	1,000,000
September 20, 2022	CAD	0.065	769,230	769,230
			12,769,230	12,769,230

After quarter-end, 1,000,000 warrants were exercised at CAD 0.065 for a procced of CAD 65,000.

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Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2021
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

  RELATED PARTY TRANSACTIONS

a) The Company's related parties include its directors and officers whose remuneration was as follows, subject to change of control provisions for officers:

	Three months ended March 31,
(In thousands of U.S. Dollars)	2021	2020
Salaries	$99	$98
Directors' fees	9	9
	$108	$107

b) The Company has service agreements with two private companies owned by the Company's Corporate Secretary, Mr. Lawrence Page: Manex Resource Group Inc. ("Manex") and Advocate Services Ltd. ("Advocate"). Manex provides the Company with its Vancouver office space at CAD 7,500 per month, and Advocate provides investor communications at CAD 5,000 per month. Both agreements can be terminated at any time with advanced written notice from either party.

  CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENT RISKS

There has been no change in the Company's approach to capital management, the financial instrument risks or management's approach to those risks during the period ended March 31, 2021.

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